September 21, 2006

Susann Reilly, Esq.

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	Signet International Holdings, Inc.
Form SB-2, Amendment 1 filed July 31, 2006
File No. 333-134665

Dear Ms. Reilly:

We represent Signet International Holdings, Inc. (the “Company”). We are in receipt of your letters dated September 8, 2006 and the following sets forth the Company’s responses thereto:

General

1.

Describe in detail, wherever appropriate, the plan for a “business acquisition or combination transaction” which you have referenced in the fourth paragraph under “Capital Resources and Liquidity” on page 23. Your currently disclosed business plan does not appear to include acquisitions or combinations, other than the LPTV station acquisitions; therefore, please explain the following statement: “Our need for capital may change dramatically as a result of any business acquisition or combination transaction in connection with the implementation of our business plan. There can be no assurance that we will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that we would be successful in consummating any acquisition on favorable terms or that we will be able to profitably manage the business, product, technology or company we acquire.”

In addition, include in the fourth paragraph under “Capital Resources and Liquidity,” on page 23, your response to comment number seventy-four of our letter dated July 10, 2006. Also, discuss in detail your plan for a “business acquisition or combination transaction.” Disclose whether you have entered into any discussions or negotiations with any of these potential acquisition candidates and discuss the current status. Any agreements, preliminary or otherwise, should he filed as exhibits. Furthermore, please note the financial statement requirement for probable acquisitions as specified in Item 310 of Regulation S-B. We may have further comment.

ANSWER: The registration statement has been amended to clarify that the Company’s business plan, vis-à-vis business acquisitions, encompasses solely acquisition of LPTV stations or other broadcast properties. The Company does not intend to enter into any acquisition or combination which would result in a change in control of the Company. In addition, the “Capital Resources and Liquidity” section has been amended to direct a prospectus reader to review the “Description of Business” and “Management’s Discussion and Plan of Operations” portions of the prospectus for further information on the Company’s intent to acquire LPTV stations or other broadcast properties. Furthermore, the Company has not had any discussions or negotiations with any potential acquisition candidates and likewise has not entered into any agreements, preliminary or otherwise. Because the Company has not entered into any agreements, preliminary or otherwise, to acquire LPTV stations or other broadcast properties, no exhibits or financial statements are filed herewith.

Risk Factors, page 3

2.

Further revise the sixth risk factor and any other applicable section of the prospectus to eliminate any ambiguity regarding whether or not you currently own any FCC licenses, including, but not necessarily limited to, the following statements in the sixth risk factor:

•	“Failure to comply with these rules could result loss of our licenses and/or disapproval of our proposed acquisitions.”

•

“In particular, the Company’s business will be dependent upon its continuing to hold television broadcast licenses from the FCC, which licenses, since January 1997, are issued for maximum terms of eight years.”

•

“While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company’s licenses will be renewed at their expiration dates. If licenses were not renewed or acquisitions approved, we may lose revenue that we otherwise could have earned.”

ANSWER: This risk factor and the registration statement in general have been revised to clarify that the Company does not currently own any FCC licenses.

3.

Further revise the sixth risk factor and any other applicable section of the prospectus to eliminate any ambiguity regarding whether or not you currently own any broadcast properties, including, but not necessarily limited to the following disclosure:

“Federal regulation of the broadcasting industry limits our operating flexibility, which may affect our ability to generate revenue or reduce our costs. In addition, Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters (including technological changes) that could, directly or indirectly, materially and adversely affect the operation and ownership of our broadcast properties.”

ANSWER: This risk factor and the registration statement in general have been revised to clarify that the Company does not presently own any broadcast properties.

Selling Security Holders, page 7

4.

In the third paragraph of this section, specify the changes you are referencing. Disclose that you will file a post-effective amendment to disclose changes in the security holders which occur after the effectiveness of the registration statement.

ANSWER: The registration statement has been amended to disclose that the Company will file a post-effective amendment to reflect changes in the selling security holder table as the result of, but not limited to, a transfer by such shareholders or name change by the security holder.

Plan of Distribution, page 9

5.

As we requested in prior comment number thirty of our letter dated July 10,2006, please disclose that any commissions received by broker- dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

ANSWER: The “Plan of Distribution” has been amended to disclose that any commissions received by broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

Directors, Executive Officers, Promoters and Control Persons, page 11

6.	Please revise the first sentence of this section since one person serves as the company’s sole officer and sole director.

ANSWER: The first sentence of this section have been revised to clarify that Mr. Letiziano is the Company’s sole officer and director.

Description of Securities, page 13

7.

With regard to the number of votes each holder of preferred stock is entitled to for each share of preferred stock, please reconcile the disclosure and your response to comment thirty-nine of our letter dated July 10, 2006.

ANSWER: The response to prior question thirty-nine of your letter dated July 10, 2006 was in error. The Company’s preferred stock is entitled to one vote per share held.

Business of Issuer, page 16

8.	Please file as an exhibit the document which you have referenced in your response to comment number forty-one of our letter dated July 10, 2006.

ANSWER: Exhibit 2.3 entitled “Final Amendment to Stock Purchase Agreement and Share Exchange dated September 8, 2005 between Signet International Holdings, Inc. and Signet Entertainment Corporation” is filed with this amendment to the registration statement.

Exhibits

9.

Please reference comment number forty-one of our letter dated July 10, 2006. Resolve the inconsistency between your response that the correct exhibit is filed with this registration statement and the fact that the filing which you have incorporated by reference as the location of the accurate stock purchase agreement contains only an agreement between Scott Raleigh and Signet Entertainment Corporation. Revise the list of exhibits or, if applicable, file an accurate stock purchase agreement.

ANSWER: The Exhibit table has been revised to disclose that Exhibit 2.2 entitled “First Amendment to Stock Purchase Agreement and Share Exchange dated September 8, 2005 between Signet International Holdings, Inc. and Signet Entertainment Corporation” is incorporated by reference to the Company’s amended Form 8k filed on March 16, 2006. In addition, Exhibit 2.3 entitled “Final Amendment to Stock Purchase Agreement and Share Exchange dated September 8, 2005 between Signet International Holdings, Inc. and Signet Entertainment Corporation” is filed with this amendment to the registration statement.

10.

We note that your agreement with Triple Play Media refers to Triple Play as a corporation to be formed. Please address the enforceability of this agreement under applicable state law with a view toward disclosure.

ANSWER: Please note that the correct date of the agreement with Triple Play Media is October 23, 2003.

Nonetheless, in general a pre-incorporation contract made by a promoter may be ratified, adopted, or accepted by a corporation after its incorporation, resulting in corporate liability on the contract. A corporation is then liable, both at law and in equity, on the contract itself and not merely for the benefits that it has received. Ratification, adoption, or acceptance of a pre-incorporation contract by a promoter need not be expressed, but may be implied from acts or acquiescence on the part of the corporation or its authorized agents. In addition, statements made by the corporation confirming that it is bound by a contract may establish that the corporation has adopted the contract.

Based on the foregoing, Triple Play Media has provided the Company with a copy of a resolution ratifying, adopting, and accepting all pre-incorporation contracts entered into by Richard Grad on behalf of the corporation to be formed.

11.	We have reviewed your response to comment forty-three of our letter dated July 10, 2006. We are unable to find your updated exhibit.

ANSWER: The revised agreement with Triple Play is filed as Exhibit 10.3 filed with this amendment to the registration statement.

Distribution

12.

Please disclose whether or not you have had any discussions or negotiations with any in-home satellite services such as Direct TV, Dish Network, and digital cable companies. Also, disclose whether or not you have had any agreements with any of them.

ANSWER: Specific reference to in-home satellite services such as Direct TV and Dish Network has been removed from the registration statement. The names of these companies were provided as mere examples of “in-home satellite services.” The Company has not entered into any formal agreements with such companies, however it has received a preliminary, non-binding proposal from a satellite delivery company – the terms of which are confidential.

Programming, page 17

13.	We have reviewed your response to comment number sixty-two in our letter dated July 10, 2006. Please identify your current competition.

ANSWER: The registration statement has been amended to disclose that the Company competes with major networks such as ABC, CBS, NBC, and FOX, major cable networks such as ESPN, USA, BRAVO, FOX SPORTS NET, UPN, PAX, and THE TRAVEL CHANNEL, smaller cable networks such as FOOD CHANNEL, SPIKE TV, ,HGTV, and GOLF, as well as smaller cable/satellite networks such as CGTV NETWORK (CANADA), VARIETY SPORTS NETWORK, & TVG HORSE RACING.

Digital Terrestrial Broadcasting Network, page 19

14.

As we have requested in comment number sixty-four of our letter date July 10, 2006, please provide us with copies of, or excerpts from, reports or publications which you have referenced in the second paragraph of this section.

ANSWER: This section provides references to publications, reports, and independent research done in connection with the disclosures made therein. The information contained in this section reflects the beliefs of the Company based on the resources cited.

Hi-Definition Television, page 19

15.

Please revise the following two sentences to remove the impression that that you have already entered into the agreement: “The proposal offers exciting new features that we will make available as a new delivery system. We expect to deliver HDTV (High Definition Television) to our viewers throughout the world.”

ANSWER: The registration statement has been amended to disclose that at this time the Company has not entered into an agreement or commitment to retain these services.

Government Regulation, page 20

16.

Disclose whether you have applied for any licenses. If not clarify when you intend to do so. State how long the process takes. Also, state the effect that the waiting period will have on your business.

ANSWER: The registration statement has been amended to disclose that the Company has not applied for any FCC licenses, that application will be made immediately subsequent to execution of the contract which results in the acquisition of an LPTV station or other broadcast property, that the waiting period can take between 60-90 days, and that the waiting period will have no effect on the Company business since we intend to assume responsibility upon license approval.

Plan of Operations, page 21

17.

Please revise the following statement in the fourth paragraph of this section to avoid the impression that you already have LPTV subsidiaries and that they are profitable: “We anticipate for the next 12 months, excluding the costs of any LPTV station acquisitions, our operational as well as general and administrative expenses excluding any consolidated costs from our profitable LPTV subsidiaries will total $126,000 (our emphasis).”

ANSWER: This section of the registration statement has been revised to remove reference to “our profitable LPTV subsidiaries.”

18.

We reissue comment number sixty-nine of our letter dated July 10, 2006. You have not sufficiently detailed the actions you will take. Also, please provide more definite time frames. Ensure that you include a detailed discussion of the principal steps involved in acquiring LPTV stations and the time each step takes.

ANSWER: The registration statement has been revised to detail the actions the Company will take.

19.

Please disclose and describe “the stations” you have identified in the following statement from the first paragraph following the table: “We cannot assure investors that we will be able to raise sufficient capital. In the absence of additional funding, we may not be able to purchase some of the stations we have identified.” Also, with respect to identified stations, please address Comment one above.

ANSWER: To disclose the list of stations that the Company has “identified” as possible acquisitions would harm the negotiation to purchase such station(s). The word “identified” means that the Company believes theses stations meet our proprietary criteria as potential acquisitions (such criteria is discussed in the registration statement).

Description of Property, page 23

20.	Please reconcile within this section the disclosure regarding the terms of the lease.

ANSWER: This section of the registration statement has been revised to disclose that the Company leases its space on a month-to-month basis. Monthly rent payments for base rent are approximately $927.51 per month. There are no additional rent payments for common area maintenance.

Certain Relationships and Related Transactions, page 23

21.

We reissue comment number seventy-six of our letter dated July 10, 2006. The word “promoters” as used in this comment and defined in Rule 405 of Regulation C, refers to a person who starts or develops a business. It appears that you have interpreted it to refer to a person who publicizes or markets a company’s services or products.

ANSWER: This section has been revised to include disclosure at the end of the first paragraph that Scott Raleigh was our sole officer and director prior to the change in control and is deemed to be the sole promoter. Mr. Raleigh currently has no involvement with the Company. In addition, the section entitled “Directors, Executive Officers, Promoters and Control Persons” has been revised to include the same disclosure.

Executive Compensation, page 25

22.	We reissue comment number seventy-seven of our letter dated July 10, 2006.

ANSWER: This section has been revised to disclose that Mr. Letiziano’s salary is determined by the Board of Directors and was based upon the financial resources of the Company, the number of hours he commits to the development of the Company, the salaries of executive officers of other companies in similar industries, and the salaries of officers of other companies in the developmental stage. As sole officer and director, Mr. Letiziano can determine his salary. However, Mr. Letiziano has decided to defer his salary until the Company is in a position to make such payments.

Consolidated Financial Statements. December 31. 2005 and 2004

Note J — Commitments, page F-12

Triple Plav Management Agreement page F-13

23.

Revise to clarify if Signet will pay Triple Play the management fees described in a) and b), in addition to the approximate $15 million or whether the $15 million is to be paid via the fees described in a) and b).

ANSWER: Disclosure updated to clarify discussion.

Big Vision Management Contract, page F-14

24.	Revise to disclose the meaning of “most favored nation basis” and “industry standard rate” in the notes to the financial statements.

ANSWER: Disclosure changed to remove language regarding “most favored nation basis.”

Broadcast Property Acquisition, page F-14

25.

In this footnote you state you will pay FreeHawk a total of $250,000 in cash. Yet on page 16, you state you will pay FreeHawk $450,000 in cash. Please revise to provide consistent information throughout the document.

ANSWER: Disclosure updated to reflect cancellation of agreement.

Recent Sales of Unregistered Securities, page II-l

26.	For the February 2, 2005 issuance of stock, clarify whether general solicitation or advertising were used.

ANSWER: The registration statement has been amended to disclose that general solicitation or advertising were not used in connection with the February 2, 2005 issuance of stock.

27.

For the February 2, 2005 and the September 8, 2005 issuances of stock provide the following information; state whether the investors were sophisticated and/or accredited; and clarify what information was provided to investors.

ANSWER: The February 2, 2005 issuance was to the Company’s founder, Scott Raleigh. As such, this investor was accredited. As founder of the Company, Mr. Raleigh had all knowledge of all corporate matters. The shareholders who received shares pursuant to the September 8, 2005 share exchange were provided with the Company’s Form 10SB, as amended, and quarterly reports for the periods ended April 30, 2005 and July 31, 2005. Of the shareholders who acquired their shares pursuant to the share exchange, ten were accredited. The remaining shareholders were sophisticated in that they were able to bear the investment’s economic risk.

28.

As we requested in comment number seventy-nine of our letter dated July 10, 2006, please discuss the valuation of the stock exchanged in the share exchange between the Company and Signet Entertainment Corporation.

ANSWER: This section of the registration statement has been revised to disclose that stock exchanged in the share exchange between the Company and Signet Entertainment Corporation was valued at par.

Exhibits

29.

Although you have stated in your response to comment number eighty-two of our letter dated July 10, 2006, that you filed an amended 8-K, we are unable to locate this filing; therefore, we reissue the comment.

ANSWER: The response to prior comment number eighty-two of your letter dated July 10, 2006 was in error. The Company did not file a revised Form 8-K at such time. The correct exhibit has is filed with this amendment to the registration statement.

30.	We reissue comments numbers eighty-three, eighty-four and eighty-five of our letter dated July 10, 2006.

ANSWER: In response to prior comment eighty-three, the Company has filed a complete copy of its articles of incorporation as restated with the state of Delaware. In response to prior comment eighty-four, the Restated Articles of Incorporation set forth the rights accorded to holders of the Company’s preferred stock. In response to prior comment eighty-five, a validly executed agreement is filed herewith, however please note that this agreement has been cancelled by mutual agreement of the parties (please see Exhibit 10.4).

31.	Please file an amended letter from your landlord, which letter includes the duration of the lease.

ANSWER: The registration statement has been revised to include a letter from the Company’s landlord which sets forth that the lease is based on a month-to-month term.

32.

We reissue that part of comment number eighty-eight of our letter dated July 10, 2006 which requested that you provide a legal analysis for the potential legal liability under the federal securities laws for the public disclosure of Exhibits 99.1 and 99.2.

ANSWER: This contract has been rescinded and therefore the exhibits referenced herein have been removed from the registration statement. Because the contract has been rescinded, the exhibits are no longer relevant to the Company’s operations.

Form 10-KSB for the fiscal year ended December 31. 2005

33.	We reissue comments numbers ninety, ninety-one and ninety-two of our letter dated July 10, 2006.

ANSWER: The Company will file an amended 10-KSB for the fiscal year ended December 31, 2005 once the Company has cleared all comments in connection with this registration statement. As noted in our letter dated July 31, 2006, the 10-KSB will be amended to reflect (i) the comments and responses issued pursuant to this registration statement, (ii) that the Company is a shell company as defined in Rule 12b-2 of the Exchange Act, and (iii) that the financial statements are part of the Form 10-KSB and therefore shall be included before the signatures.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN, ESQ.